                                DAVIS MALM &
                                D'AGOSTINE P.C.
                                 ATTORNEYS AT LAW

November 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko Mail Stop 3561
RE:	Harbor Acquisition Corporation Amendment 10 to Preliminary Proxy Statement on Schedule 14A File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 10 to Harbor's preliminary proxy statement and the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders scheduled for November 30, 2007 in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet").

        To assist review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended preliminary proxy statement and the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on November 13, 2007.

        Harbor responds as described below to each of the comments in the letter dated November 16, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and the responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

General

1.
We note your response to comment one from our letter dated November 8, 2007. Please revise to make corresponding revisions relating to Mr. Jensen and Elmet stockholders in the same sections where you discuss the Harbor insiders.

RESPONSE: New paragraphs have been added beginning at the bottom of page 11 and as the second full paragraph on page 40 (with corresponding changes on page 39 and the paragraph at the top of page 41), and the portion of the carryover paragraph at the top of page 58 has been revised, to provide corresponding disclosures with respect to any potential purchases of IPO shares by Mr. Jensen or any other Elmet stockholders which may occur prior to the special meeting.

ONE BOSTON PLACE · BOSTON · MA 02108
617-367-2500 · fax 617-523-6215
www.davismalm.com

2.
Please revise the first paragraph on page 156 to clarify the factors that accounted for the $1.8 million decrease in "demand." Similarly, please revise the second paragraph on page 157 to clarify the factors in quantitative terms underlying the $1.6 million decrease in gross profit. We note that despite these decreases, the last paragraph on page 158 indicates that accounts receivable increased due to an increase in sales. Please revise to clarify.

RESPONSE: The referenced sentence on page 156 has been revised to explain that sales decreased $1.8 million for the first nine months of 2007 compared to the same period in 2006 due to decreased purchases of lighting filaments from Elmet's largest lighting customer. The second paragraph on page 157 has also been revised to further explain the reasons for the decrease in Elmet's gross profit during the first nine months of 2007 compared to the first nine months of 2006. Finally, a new paragraph has been added at the top of page 159 to more fully explain how accounts receivable increased during the nine months ended September 30, 2007 while gross profit decreased during the same period.

Risk Factors, page 33

3.
We note your response to comment two from our letter dated November 8, 2007 and your revised disclosure on page 50. Please revise to identify the two creditors. Also, with a view towards disclosure, please advise us of all creditors that have agreed to waive any claims such creditors might have against your trust account and all creditors that have agreed to defer payment until closing.

RESPONSE: Harbor has revised the third paragraph on page 50 to list all of the creditors (including the two creditors referenced in this comment) from which Harbor has obtained waivers of claims against the trust account. In addition, Harbor has revised the second paragraph on page 50 to list (by name and amount) each of the three creditors (including the two creditors referenced in this comment) to which Harbor owed on September 30, 2007 more than $50,000 for Harbor's expenses in connection with operations and the proposed acquisition of Elmet, each of which has agreed to defer payment until the closing. The amounts owed to those three creditors as of September 30, 2007 represented more than 90% of the amounts owed to all creditors which had then agreed to defer payment until the closing. In response to this comment, Harbor advises the Commission's staff that the two creditors referenced in this comment are Merrill Corporation (Harbor's printer) and Goldstein Golub Kessler LLP (Harbor's independent registered public accounting firm). At the time Harbor filed Amendment No. 8 to the proxy statement, Harbor had not received waivers from those two creditors but, as now disclosed on page 50, they have now provided such waivers.

Annual Cash Incentive Bonuses, page 148

4.
Please refer to prior comment four. We note the statement on page 146 that Elmet does not view base salaries as primarily serving Elmet's objective of paying for performance, and that Elmet believes that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experience management. Please revise the discussion of base salary to clarify Emet's belief regarding why salaries do not primarily serve performance based objectives. How does Elmet determine what the competitive base salary should be, and what primary factors are considered, given that performance is not one? Also, please revise to explain how the elements of compensation, including salaries and bonus, fit into Elmet's overall compensation objectives and affect decisions regarding other elements of compensation.

RESPONSE: With Elmet's input, Harbor has added disclosure at the end of the first full paragraph on page 147 entitled "Base Salary" to explain why Elmet believes its base salaries do not primarily serve performance-based objectives and to list the primary factors considered in determining base salaries for its management team members. With Elmet's input, Harbor has also added a paragraph, which now appears as the second paragraph under the subheading "Elmet's Compensation Programs for

Management Team Members" on page 146, to explain how the elements of Elmet's compensation, including salaries and bonus, fit into Elmet's overall compensation objectives (which are identified on page 145) and affect decisions regarding other elements of compensation.

        Please contact either the undersigned or Andrew D. Myers of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ JOHN D. CHAMBLISS John D. Chambliss
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.